UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 6
to
SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company)

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Person(s) Filing Statement)

Ordinary Shares, NIS 0.0001 nominal (par) value per share
(Title of Class of Securities)

M8737E108
(CUSIP Number of Class of Securities)

Taro Pharmaceutical Industries Ltd.
Ron Kolker
Senior Vice President, Chief Financial Officer
Italy House, Euro Park
Yakum 60972, Israel
+972-9-971-1800

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey W. Tindell	David H. Schapiro
Skadden, Arps, Slate, Meagher & Flom LLP	Yigal Arnon & Co.
Four Times Square	1 Azrieli Center
New York, New York 10036	Tel-Aviv 67021
(212) 735-3000	Israel
+972-3-607-7856

[  ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 6 to the Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 10, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on July 10, 2008 by Taro Pharmaceutical Industries Ltd., a company incorporated under the laws of the State of Israel (“Taro” or the “Company”), as previously amended by Amendment Nos. 1, 2, 3, 4 and 5 thereto filed with the SEC on July 23, 2008, July 28, 2008, August 28, 2008, August 29, 2008 and September 2, 2008, respectively.  The Schedule 14D-9 relates to the tender offer by Alkaloida Chemical Company Exclusive Group Ltd., a company organized under the laws of the Republic of Hungary (the "Offeror") and a subsidiary of Sun Pharmaceutical Industries Ltd., a company organized under the laws of the Republic of India ("Sun India" and, together with the Offeror and their respective affiliates, collectively, "Sun"), to purchase all of the Company's ordinary shares, NIS 0.0001 nominal (par) value per share, for $7.75 per share, net to the seller (subject to withholding taxes, as applicable) in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by Sun with the SEC on June 30, 2008, as amended.

The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Section B(iii) of Item 3 is hereby amended and supplemented by adding thereto the following information:

“In light of the potential for uncertainty created by the litigation with Sun before the Tel-Aviv and New York courts, at meetings of the Company’s Board of Directors on July 21 and 22, 2008 and August 26, 2008, the Board discussed and approved twenty-seven additional change of control agreements with key employees, seven of which are executive officers and none of whom are directors or members of the Levitt or Moros families. The purpose of these agreements is to retain senior management through this period of uncertainty. The terms of the change of control agreements are similar to the terms of the change of control agreements signed with two executive officers and one non-executive employee in February and March of 2007, except that the new agreements expire on September 1, 2010 and they are for one or two year terms. In addition, an escrow arrangement was discussed by the audit committee on August 4, 2008, approved by the committee on August 15, 2008 and approved by the Board on August 26, 2008. The arrangement was put in place for one of the Company’s executive officers who is not a director and who previously received a change of control agreement. The escrow arrangement was deemed prudent in order to further assure the retention of such individual.”

Item 4.	The Solicitation or Recommendation; Item 8. Additional Information.

Item 4 and Item 8 of the Schedule 14D-9 are hereby amended and supplemented by adding thereto the following information:

“On September 10, 2008, the Company issued a press release and mailed a letter to its shareholders updating them on the status of litigation with Sun.”

A copy of the press release and the letter are filed as exhibits hereto and are incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(6)	Press release issued September 10, 2008
(a)(7)	Letter to shareholders, mailed September 10, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to Schedule 14D-9 is true, complete and correct.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Ron Kolker
Name: Ron Kolker
Title: Senior Vice President, Chief Financial Officer.

Date:    September 10, 2008

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(6)	Press release issued September 10, 2008
(a)(7)	Letter to shareholders, mailed September 10, 2008